UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Acquisition of Shares of Incross

On April 10, 2019, SK Telecom Co., Ltd. (the “Company”) entered into a share purchase agreement (the “Agreement”) with NHN Corporation, the largest shareholder of Incross Co., Ltd. (“Incross”), pursuant to which the Company will acquire shares of Incross.

1. Details of Incross	Company Name	Incross Co., Ltd.
	Country of Incorporation	Republic of Korea	Representative	Jaewon Lee
	Share Capital (Won)	4,026,738,500	Relationship to Company	—
	Total Number of Shares Issued	8,035,477	Principal Business	Advertising and advertising agency

2. Details of Acquisition	Number of Shares to be Acquired	2,786,455
	Acquisition Amount (Won)	53,499,936,000
	Company’s Total Shareholders’ Equity	22,349,250,355,012
	Ratio of Acquisition Amount to the Company’s Total Shareholders’ Equity as of December 31, 2018	0.24%

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	2,786,455
	Shareholding Ratio	34.60%

4. Acquisition Method		Cash

5. Purpose of Acquisition		To expand Incross’ digital advertising business through the integration of the Company’s technological capabilities.

6. Scheduled Acquisition Date		June 18, 2019

7. Date of Agreement		April 10, 2019

8. Put Options or Other Agreements		None

9. Other Important Matters Relating to Investment Decision

•  The transaction will be conducted in the form of an off-market trade.

•  The acquisition amount in Item 2 above may be subject to change depending on the results of the Company’s due diligence after the date of the Agreement. The Agreement may be terminated if the parties fail to agree on such resulting change in the acquisition amount.

•  The scheduled acquisition date in Item 6 above refers to the scheduled date of payment of the acquisition amount.

•  The above matters and timetable may change subject to discussions with, or approvals by, relevant authorities or by agreement between the parties.

Summary Financial Information of Incross (Unit: in millions of Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Profit for the Year
2018	121,311	58,372	62,939	4,006	35,770	8,628
2017	124,860	62,960	61,900	3,943	36,750	8,293
2016	90,531	43,782	46,749	1,470	31,454	6,326

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

	By:	/s/ Jung Hwan Choi
(Signature)
	Name:	Jung Hwan Choi
	Title:	Senior Vice President

Date: April 11, 2019

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